SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release 4Q10

IR Contact
Gafisa Reports Results for Fourth Quarter and Full Year 2010

--- Launches reached a record of R$1.5 billion in the quarter and R$4.5 billion for the full year, 54% and 95% higher, respectively, than 2009 ---

--- Pre-sales achieved levels of R$1.2 billion in the 4Q10 and R$4.0 billion in 2010, 18% and 23% higher, respectively, than 2009 ---

--- Net Income reached R$137 million in 4Q10 and R$416 million in 2010, 189% and 309% higher, respectively, than 2009, with a 4Q10 net margin of 14.8% ---

FOR IMMEDIATE RELEASE - São Paulo, March 28th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for 2010 full year and fourth quarter ended December 31, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said, “We are pleased to report strong full year and quarterly results led by record launches and pre-sales in the last quarter of the year enabling us to achieve full year launches of R$ 4.5 billion, close to the higher end of our guidance. Similarly, the operating performance resulted in a full year adjusted EBITDA margin of 20.1%, 60 bps higher than the mid-range of our guidance, with a full year net margin of 11.2%.

However, we are not yet satisfied with our operating margins and expect that we will see some pressure on EBITDA during the first half of 2011 due to lower expected revenues, as accounted for under the POC method, and in line with lower launch activity during 2009, as well as the delivery of the last of both higher cost legacy Tenda projects and lower margin Gafisa projects from our geographic expansionary period and from Rio de Janeiro. During the second half, we expect margins to recover resulting in what we believe will be a full year 2011 Adjusted EBITDA in a range of 18% - 22%, impacted by lower first half results.

Amaral added, “Gafisa has been able to keep pace with the extraordinary growth of the Brazilian economy and seize the unprecedented opportunities that exist in the homebuilding sector. With our highly respected brands that serve all sectors of the home-buying population, we are well positioned to continue to keep pace with the demand for new homes. While our cash burn rate has been impacted by the need to finance some of Tenda’s legacy units, we still maintained a cash and cash equivalent amount of R$ 1.2 billion at the end of 2010. As we move into a positive cash flow position at the second half of 2011, we expect to be able to improve our capital structure and reduce net debt/equity by the end of the year to a very comfortable level below 60%, setting the stage for continued robust expansion into the future.”

4Q10 - Operating & Financial Highlights

▲   Consolidated launches totaled a record of R$ 1.5 billion for the quarter, a 54% increase over 4Q09. Tenda’s reached R$ 528 million in the quarter, and R$ 1.6 billion in 2010, 159% higher than 2009.

▲   Pre-sales reached R$ 1.2 billion in the quarter, an 18% increase as compared to 4Q09 or 23% increase when comparing 2010 with 2009.

▲   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 3.5% to R$ 928.7 million from R$ 897.5 million in the 4Q09, reflecting continued pace of execution.

▲   Adjusted Gross Profit (w/o capitalized interest) reached R$ 335.6 million, 8% higher than the same period of 2009, with 36.1% Adjusted Gross Margin.

▲   Adjusted EBITDA reached R$ 197.8 million with a 21.3% margin, a 17.8% increase when compared to the R$ 167.8 million reached in the 4Q09, mainly due to improved performance. Accumulated 2010 EBITDA of R$ 747.5 million (20.1% Margin) grew 41% when compared to 2009.

▲   Net Income was R$ 137.4 million for the 4Q10 (16% Adj. Net Margin) and R$ 416.1 for the full year of 2010 (12.8% Adj. Net Margin), an increase of 189% and 309%, when compared to 2009.

▲   As expected, Net Debt/Equity reached 65% at the end of the year. We expect it to increase to around 70% in the 1H11, before it revert, given positive cash flow generation in the 2H11 resulting in a Net Debt/Equity ratio below 60% by 2011 year end (Please refer to the “Outlook” section).

▲   2011 Launch Guidance´s range is from R$ 5.0 to 5.6 billion with an expected adjusted EBITDA Margin in the range of 18% – 22%.

Luiz Mauricio Garcia
Rodrigo Pereira
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

4Q10 Earnings Results
Conference Call
Tuesday, March 29th , 2011

> In English
11:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 (888) 700-0802 (US only)
+1 (786) 924-6977 (Others)
+55 (11) 4688-6361 (Brazil)
Code: Gafisa
> In Portuguese
09:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa

Shares
GFSA3 – Bovespa
GFA – NYSE
Total Outstanding Shares:
431,515,375

Average daily trading volume
(90 days1 ): R$ 104.6 million

1) Up to March 25th , 2011.

Index

CEO Comments and Corporate Highlights for 4Q10	04
Recent Developments	06
Launches	08
Pre-Sales	09
Sales Velocity	10
Operations	10
Land Bank	11
Gross Profit	13
SG&A	13
EBITDA	14
Net Income	15
Backlog of Revenues and Results	15
Liquidity	16
Outlook	18

CEO Comments and Corporate Highlights for 4Q10 and 2010

The Brazilian macroeconomic scenario remained extremely positive throughout 2010, with GDP growth of 7.5%. Other notable features were a gradual decline in the unemployment rate - to an historical low of 6% - and increased working class real income, credit supply and consumer confidence, as well as the renewal of tax incentives for the real estate sector and other factors that benefited, and should continue to benefit, the company and the sector.

Although the impact of the rapid economic growth threatened to undermine the government’s inflation control, with prices expected to rise by 5% to 6% in 2011, the Brazilian Central Bank has taken firm action to prevent any upsets that could significantly affect the country’s economic stability. It is expected that the Central Bank’s base rate, the SELIC, will reach 12.25% p.a. by the end of this year, which is a level that we do not believe will have an impact on housing demand. Surveys conducted by Data Popular at the end of 2010 indicate a purchase demand of 9.1 million homes over the next 12 months, almost double the buying intent registered in the survey at the end of 2008.

We understand that the federal government remains strongly committed to extending the MCMV program until 2014. The recent announcement of a reduction in the 2011 budget for MCMV2 was merely the postponing of some of the program’s disbursements to subsequent years, given that the total budget has not been altered.

The CEF (Caixa Economica Federal) continues to perform strongly as the country’s main provider of real estate financing, exceeding by R$ 6 billion its original plan to provide financing of R$ 70 billion in 2010, well above the R$ 47 billion in 2009. The balance of financing using the FGTS exceeded R$ 83 billion in 2010, an increase of 67% over the previous year. At the same time, financing using the resources of the poupança (basic savings accounts) increased by 65% in relation to 2009, reaching R$ 56 billion. We also noted the growing involvement of other financial institutions, such as Banco do Brasil, which has been authorized to join the MCMV program and had accumulated a credit portfolio of R$ 3 billion by the end of December 2010. It should be pointed out that financing indexed to the TR (referential interest rate) has a low correlation to increases in the SELIC rate and therefore do not have a significant impact on the sector or on the monetary correction of loan installments.

All these factors, together, contributed towards a significant improvement in demand within the sector, following the recovery that began in 2009, enabling Gafisa to launch R$ 4.5 billion worth of properties in 2010, 95% more than in the previous year, while sales amounted to R$ 4 billion and net revenue came to R$ 3.7 billion, both of which were 23% up on the 2009 amounts. The adjusted EBITDA margin rose from 17.5% in 2009 to 20.1% in 2010, and the net profit for the year was R$ 416.1 million, 309% more than in the previous year. As a result, in 2010 were declared R$ 98.8 million in dividends to be paid out during 2011, following GSM approval, representing a growth of 95% over the previous year, or R$ 0.229 per common share.

In recent years, the company has been consolidating its position in the country’s most important regions, following the process of geographical expansion that took place mainly between 2005 and 2008, and we now have a presence in 136 towns and cities in 22 of the nation’s 26 states, in addition to the Federal District. We have also learned a lot from this process and believe we are now well placed to continue reaping the benefits of the growth potential inherent in the entire Brazilian real estate market.

Gafisa will continue to develop all three of its brands (Gafisa, AlphaVille and Tenda) in the markets where it has a footing, maximizing the sales from its distinctive portfolio, which ranges from low-income developments to undertakings of the highest standard. The Gafisa brand, which serves the middle and high income segments, made a strong contribution to the 2010 results, launching R$ 2.2 billion worth of properties (70% more than in 2009) and accounting for almost half the total sales for the year. Gafisa reached an important milestone, with the delivery of development number 1,000, confirmation of its experience and execution capacity.

AlphaVille, which focuses on the development and sale of residential lots, launched 15 new projects in 2010 and expanded its presence into new metropolitan areas. As a result, the brand is already present in 64 towns and cities in 22 states, and the rapid pace of sales continues to be the norm for all its launches. The company expects this segment to represent an ever more significant portion of its portfolio, given that residential condominiums are likely to become increasingly prevalent throughout the country. In April 2010, Gafisa increased its stake in Alphaville from 60% to 80%, and we expect to complete the acquisition of the remaining 20% between late 2011 and early 2012.

Tenda, our brand serving the lower income segment and whose selling prices are amongst the lowest in the market, remains well positioned to help meet the Brazilian housing deficit, through the My House, My Life (MCMV) program – which, in its second phase, aims to deliver another 2 million low-income residences by 2014. During 2010, Tenda almost quadrupled the number of units contracted through financing by the CEF, the financial institution that is leading the MCMV program, to over 22,000 units, which also enabled it to nearly double the number of transferred units to nearly 10,000 units during the year. The good relationship that Tenda enjoys with the CEF, which places us amongst the companies with the best performances under the MCMV program, has only been possible due to the improvements made in the internal processes of the two organizations. It should be pointed out that, over the first half of 2011 and beginning of the second half of the year, we expect to deliver most of the units relating to old Tenda projects, which have lower margins and are financed with the company’s own capital. Add to this the introduction of new building technology, such as the use of aluminum moldings, and the continued efforts to optimize the key business procedures, and we can expect to see an improvement in the operational and financial results of this operation.

With the successful issuing of debt instruments and shares in 2010, which brought in funding of R$ 1.4 billion, which will be supplemented by the positive cash flow generation that is expected as of the third quarter of 2011, the company is very well placed to expand the volume of its business, while, at the same time, we intend to develop a healthy capital structure, bringing the Net Debt/Net Equity ration down to below 60% at the end of this year.

Our guidance for launches in 2011, of between R$ 5 billion and R$ 5.6 billion, reflects the expectation of an increased volume of business. With regard to profitability, we expect an adjusted EBTIDA margin for the full year of between 18% and 22%, with a first half figure of between 13% and 17%, compared to 20% to 24% for the second half of the year. This difference between the margins is due to: i) lower revenue resulting from fewer launches in 2009, compared to 2008 (2009: R$2.3 billion; 2008 R$4.2 billion), with lower recognition of revenue in respect of work in progress, resulting impact on the diluting of fixed costs; ii) delivery of lower margin products by Tenda, due to a lack of standardization among the older products, and by Gafisa, due to cost over-run associated with geographical expansion and projects in Rio de Janeiro; and iii) possible discounts on units that are ready but unsold, relating to launches in 2008 and earlier years.

As we can see, 2010 was a very positive year, both for Gafisa and for Brazil as a whole. However, the country suffered a major tragedy in January 2011, when abnormally heavy rain provoked much devastation in the mountain region of Rio de Janeiro state. We are pleased to be able to join other leading builders to help construct new homes for those who have suffered such terrible losses. We look upon this event as a reminder of our social responsibility towards society.

We thank all our clients, shareholders, suppliers, employees and other stakeholders and wish you all an excellent 2011.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments and 2010 Highlights

Wilson Amaral to Retire from the Company by the End of 2011

Today, the Company announced that Chief Executive Officer Wilson Amaral advised the Board of Directors that he currently plans to retire from the Company towards the end of 2011. Mr. Amaral has served Gafisa for more than five years, taking it from a privately held company to one of the few fully public corporations, and the only NYSE-listed Brazilian real estate company, in Brazil. Mr. Amaral will remain on the Board of Directors of Gafisa and expect to play a more active role in the future.  He will work together with the Board to identify his successor and insure a smooth transition. (Please see more details on page 19).

Successful Fundraising

Gafisa’s successful fundraising during 2010, via a primary share offering on March 23rd, and a debt offering on October 5th, once again underscored the Company’s strong relationship with financial markets, leading market position and favorable growth prospects. These transactions permitted Gafisa to fortify its balance sheet in 2010, ahead of 2011 in which operating cash flows are expected to increase. Proceeds of the equity and debt offerings, which totaled approximately R$1.06 billion and R$300 million respectively, are being used for working capital, new developments, land acquisition, strategic joint ventures and acquisitions, allowing Gafisa to execute a robust business plan in 2011 and beyond.

Tenda Advances under Federal Housing Program

Tenda almost quadrupled the number of units it contracted with Caixa Economica Federal (Caixa), reaching over 22,000 units in 2010 as compared to 6,000 in 2009. The Company understands that it is among the top performing companies in the sector in this regard under the program. Tenda also almost doubled the number of mortgages transferred under the program (“repasse”) from 5,000 in 2009 to approximately 10,000 in 2010, another result that points to greater efficiency within Tenda and a streamlined working relationship with Caixa.

AlphaVille

Gafisa continues to pioneer innovative concepts in the homebuilding sector and a leading example of this is residential community living offered through its AlphaVille unit, which launched 15 new projects in 2010, extending its footprint to northern and northeastern Brazil.  Now present in 22 cities and 64 states, AlphaVille accounted for 16.5% of Gafisa’s launches and 14.9% of pre-sales in 2010. With demographics changing and significant investments in the country’s infrastructure, high quality suburban living is expected to become more common and the unit is expected to make a greater contribution to the Company’s overall business in future periods.

Delivery of the 1000th Project

On October 19th, the Gafisa brand delivered its 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unit apartment building located in São Paulo. The reaching of this milestone is a testament to the deep real estate experience, execution capacity and dedication of Gafisa’s organization.

Supporting Greater Access to Ownership of Gafisa Shares

Gafisa’s management is committed to facilitating public access to the Company’s shares and, as a measure toward achieving that goal, implemented a 2-for-1 stock split on February 23rd. The Company remains the only publicly-traded Brazilian homebuilder to list its shares on the New York Stock Exchange, which has helped it to remain among the most liquid stocks in the sector.  In October, Gafisa also hired a market maker, ITAUVEST DTVM S.A., to further increase the liquidity of common shares issued by the Company on Bovespa, another measure which should facilitate public ownership of Gafisa stock.

2011 Guidance

For 2011, we are providing additional leverage metric under guidance given the expected positive evolution in cash flow between the first and second half of 2011. We expect launches of between R$ 5.0 – R$ 5.6 billion, an EBITDA margin of between 18% - 22%, and Net Debt/Equity target below 60% by year end.

Operating and Financial Highlights (R$000, unless otherwise specified)	4Q10	4Q09	4Q10 vs. 4Q09 (%)	3Q10	4Q10 vs. 3Q10 (%)	2010	2009	2010 vs. 2009 (%)
Launches (%Gafisa)	1,543,149	1,000,353	54.3%	1,236,947	24.8%	4,491,835	2,301,224	95.2%
Launches (100%)	2,279,358	1,262,374	80.6%	1,450,961	57.1%	6,041,703	2,789,672	116.6%
Launches, units (%Gafisa)	7,742	4,258	81.8%	6,210	24.7%	22,233	10,810	105.7%
Launches, units (100%)	9,334	5,662	64.9%	6,710	39.1%	26,398	13,426	96.6%
Contracted sales (%Gafisa)	1,240,818	1,053,810	17.7%	1,018,480	21.8%	4,006,380	3,248,065	23.3%
Contracted sales (100%)	1,426,165	1,218,564	17.0%	1,373,620	3.8%	4,976,423	3,832,531	29.8%
Contracted sales, units (% Gafisa)	5,933	6,413	-7.5%	5,082	16.7%	20,744	21,952	-5.5%
Contracted sales, units (100%)	6,853	7,155	-4.2%	6,618	3.5%	24,962	24,751	0.9%
Contracted sales from Launches (%Gafisa)	678,427	267,573	153.5%	409,160	65.8%	2,672,100	1,438,691	85.7%
Contracted sales from Launches (%)	44.0%	26.7%	1722 bps	33.1%	1089 bps	59.5%	62.5%	-303 bps
Completed Projects (%Gafisa)	435,818	366,400	18.9%	299,557	45.5%	1,692,493	1,394,700	21.4%
Completed Projects, units (%Gafisa)	2,899	2,647	9.5%	2,498	16.1%	12,894	10,831	19.0%

Net revenues	928,637	897,540	3.5%	957,196	-3.0%	3,720,860	3,022,346	23.1%
Gross profit	278,235	277,418	0.3%	275,921	0.8%	1,086,304	878,584	23.6%
Gross margin	30.0%	30.9%	-95 bps	28.8%	114 bps	29.2%	29.1%	13 bps
Adjusted Gross Margin 1)	36.1%	34.7%	148 bps	32.3%	379 bps	32.9%	32.2%	73 bps
Adjusted EBITDA 2)	197,769	167,826	17.8%	197,285	0.2%	747,483	530,029	41.0%
Adjusted EBITDA margin 2)	21.3%	18.7%	260 bps	20.6%	69 bps	20.1%	17.5%	255 bps
Adjusted Net profit 2)	148,464	58,356	154.4%	132,871	11.7%	474,813	157,390	201.7%
Adjusted Net m argin 2)	16.0%	6.5%	949 bps	13.9%	211 bps	12.8%	5.2%	755 bps
Net profit	137,363	47,607	188.5%	116,600	17.8%	416,050	101,740	308.9%
EPS (R$)3)	0.3188	0.1427	123.3%	0.2706	17.8%	0.9655	0.3050	216.5%
Number of shares ('000 final)3)	430,910	333,554	29.2%	430,910	0.0%	430,910	333,554	29.2%

Revenues to be recognized	3,963	3,025	31.0%	3,429	15.6%	3,963	3,025	31.0%
Results to be recognized 4)	1,540	1,066	44.5%	1,309	17.6%	1,540	1,066	44.5%
REF m argin 4)	38.9%	35.2%	363 bps	38.2%	69 bps	38.9%	35.2%	363 bps

Net debt and Investor obligations	2,468,961	1,998,079	24%	2,076,000	19%	2,468,961	1,998,079	24%
Cash and cash equivalent	1,201,148	1,424,053	-16%	1,231,143	-2%	1,201,148	1,424,053	-16%
Equity	3,783,669	2,384,181	59%	3,731,570	1%	3,783,669	2,384,181	59%
Equity + Minority shareholders	3,783,669	2,384,181	59%	3,731,570	1%	3,783,669	2,384,181	59%
Total assets	9,549,554	7,736,709	23%	9,310,133	3%	9,549,554	7,736,709	23%
(Net debt + Obligations) / (Equity +
Minorities)	65.3%	83.8%	-1855 bps	55.6%	962 bps	65.3%	83.8%	-1855 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), m inority shareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 4Q09
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In 4Q10, launches totaled R$ 1.54 billion, an increase of 54% compared to 4Q09, represented by 50 projects/phases, located in 28 cities.

63% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 53% of Tenda’s launches had prices per unit below R$ 130 thousand. FIT, a unit of Tenda, launched 5 projects with an average price per unit of R$ 188 thousand. These projects represented a PSV of R$ 101 million or 19% of Tenda’s launches in the quarter. Excluding these projects, the average price per unit of Tenda was R$ 114 thousand, among the lowest average price for homebuilders listed on the Bovespa.

In the quarter, the Gafisa segment was responsible for 53% of launches, Tenda accounted for 34% and AlphaVille for the remaining 13%.

The tables below detail new projects launched during the 4Q and full year 2010:

Table 1 - Launches per company per region
%Gafisa - (R$000)		4Q10	4Q09	Var. (%)	2010	2009	Var. (%)
Gafisa	São Paulo	582,269	436,837	33%	1,537,604	804,937	91%
	Rio de Janeiro	18,100	32,753	-45%	158,953	95,955	66%
	Other	223,053	107,994	107%	458,766	363,628	26%
	Total	823,422	577,584	43%	2,155,323	1,264,520	70%
	Units	2,109	1,472	43%	5,124	3,428	49%

AlphaVille	São Paulo	923	52,929	-98%	156,457	99,498	57%
	Rio de Janeiro	-	62,834	-100%	-	98,729	-100%
	Other	191,094	170,268	12%	584,135	221,285	164%
	Total	192,016	286,030	-33%	740,592	419,512	77%
	Units	1,359	1,451	-6%	3,607	2,096	72%

Tenda	São Paulo	84,419	69,032	22%	285,183	240,288	19%
	Rio de Janeiro	40,156	(29,250)	-	234,699	17,550	1237%
	Other	403,136	96,957	316%	1,076,037	359,354	199%
	Total	527,711	136,739	286%	1,595,919	617,192	159%
	Units	4,275	1,335	220%	13,502	5,286	155%

Consolidated	Total - R$000	1,543,149	1,000,353	54%	4,491,835	2,301,224	95%
	Total - Units	7,742	4,258	82%	22,233	10,810	106%

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		4Q10	4Q09	Var. (%)	2010	2009	Var. (%)
Gafisa	<=R$500K	522,007	328,283	59%	1,103,066	739,590	49%
	> R$500K	301,415	249,301	21%	1,052,257	524,930	100%
	Total	823,422	577,584	43%	2,155,323	1,264,520	70%

AlphaVille	~ R$100K; <= R$500K	192,016	286,030	-33%	740,592	419,512	77%
	Total	192,016	286,030	-33%	740,592	419,512	77%

Tenda	≤ R$130K	280,509	102,507	174%	954,770	288,013	232%
	> R$130K ; < R$200K	247,202	34,232	622%	641,149	329,179	95%
	Total	527,711	136,739	286%	1,595,919	617,192	159%

Consolidated		1,543,149	1,000,353	54%	4,491,835	2,301,224	95%

Pre-Sales

Pre-sales in the quarter increased by 17.7% to R$ 1.24 billion when compared to 4Q09.

The Gafisa segment was responsible for 50% of total pre-sales, while Tenda and AlphaVille accounted for approximately 34% and 16% respectively. Among Gafisa’s pre-sales, 67% corresponded to units priced below R$ 500 thousand, while 55% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 4Q and full year 2010:

Table 3 - Sales per company per region
%Gafisa - (R$000)		4Q10	4Q09	Var. (%)	2010	2009	Var. (%)
Gafisa	São Paulo	439,456	308,023	43%	1,350,362	829,795	63%
	Rio de Janeiro	61,282	75,311	-19%	220,027	268,209	-18%
	Other	121,294	83,245	46%	403,928	412,072	-2%
AlphaVille	Total	622,032	466,579	33%	1,974,317	1,510,075	31%
	Units	1,427	1,210	18%	4,773	4,210	13%

	São Paulo	5,792	55,344	-90%	119,906	110,200	9%
	Rio de Janeiro	9,594	10,006	-4%	38,183	43,061	-11%
	Other	177,584	138,986	28%	440,849	223,624	97%
Tenda	Total	192,971	204,336	-6%	598,938	376,885	59%
	Units	1,173	968	21%	2,906	1,871	55%

	São Paulo	58,607	131,232	-55%	295,527	496,808	-41%
	Rio de Janeiro	40,239	97,048	-59%	214,702	314,039	-32%
	Other	326,969	154,615	111%	922,896	550,257	68%
	Total	425,815	382,895	11%	1,433,125	1,361,105	5%
	Units	3,332	4,234	-21%	13,065	15,871	-18%

Consolidated	Total - R$000	1,240,818	1,053,810	17.7%	4,006,380	3,248,065	23%
	Total - Units	5,933	6,413	-7%	20,744	21,952	-6%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		4Q10	4Q09	Var. (%)	2010	2009	Var. (%)
Gafisa	<= R$500K	418,520	185,480	126%	1,245,723	819,257	52%
	> R$500K	203,512	281,099	-28%	728,594	690,819	5%
	Total	622,032	466,579	33%	1,974,317	1,510,075	31%

AlphaVille	> R$100K; <= R$500K	192,971	204,336	-6%	598,938	376,885	59%
	Total	192,971	204,336	-6%	598,938	376,885	59%

Tenda	≤ R$130K	234,321	311,403	-25%	941,574	1,168,616	-19%
	> R$130K ; < R$200K	191,493	71,491	168%	491,551	192,488	155%
	Total	425,815	382,895	11%	1,433,125	1,361,105	5%

Consolidated	Total	1,240,818	1,053,810	17.7%	4,006,380	3,248,065	23%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		4Q10	4Q09	Var. (%)	2010	2009	Var. (%)
Gafisa	<= R$500K	1,195	250	378%	3,741	2,750	36%
	> R$500K	232	961	-76%	1,032	1,460	-29%
	Total	1,427	1,210	18%	4,773	4,210	13%

AlphaVille	> R$100K; <= R$500K	1,173	969	21%	2,906	1,872	55%
	Total	1,173	969	21%	2,906	1,872	55%

Tenda	≤ R$130K	2,328	3,836	-39%	10,455	14,608	-28%
	> R$130K ; < R$200K	1,004	398	152%	2,609	1,262	107%
	Total	3,332	4,234	-21%	13,065	15,871	-18%

Consolidated	Total	5,933	6,413	-7%	20,744	21,953	-6%

Sales Velocity

On a consolidated basis, the Company attained a sales velocity of 27.4% in the 4Q10, compared to a velocity of 25.7% in 3Q10. Sales velocity increased when compared to the previous period, mainly due to improved performance of Tenda and AlphaVille during the quarter. Sales velocity in the fourth quarter and 2010 full year launches were 44% and 59%, respectively; this continues to be consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, compensating for cost pressure driven mainly from labor. When compared to 4Q09, the sales velocity was 120 bps lower, since in the 4Q10 there was a much higher concentration of projects launched in December when compared to 2009. 65% of the total launch volume was concentrated in the last month of the year, compared to 29% in the same period of 2009.

Table 6 - Sales velocity per company
R$ million	Beginning of period Inventories	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity
Gafisa	1,644.8	823.4	622.0	11.0	1,857.2	25.1%
AlphaVille	415.3	192.0	193.0	4.2	418.6	31.6%
Tenda	877.2	527.7	425.8	40.6	1,019.7	29.5%
Total	2,937.3	1,543.1	1,240.8	55.8	3,295.4	27.4%

Table 7 - Sales velocity per launch date
4Q10
	End of period Inventories	Sales	Sales velocity
2010 launches	1,899,788	1,083,078	36.3%
2009 launches	316,129	71,861	18.5%
2008 launches	649,962	20,503	3.1%
≤ 2007 launches	429,556	65,375	13.2%
Total	3,295,435	1,240,818	27.4%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 22 different states plus the Federal District, with 204 projects under development at the end of the fourth quarter. This diversified platform also helps to mitigate execution risk, since each region of the country has a different dynamic of growth, supply and costs. Some 460 engineers and architects were in the field, in addition to 460 intern engineers in training.

Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Through the end of December, Tenda contracted 22,288 units with CEF, being 79% under the MCMV program.

Delivered Projects

During the fourth quarter, Gafisa delivered 18 projects with 2,899 units equivalent to an approximate PSV of R$ 436 million; the Gafisa segment delivered 5 projects; Tenda and AlphaVille delivered the remaining 11 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

For the 2010 full year, Gafisa completed 83 projects which includes 12,894 units and represents approximately R$ 1.7 billion in PSV. In 2011, we expect to almost double this number, to 25,000 units, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007 launches.

The tables below list the products delivered in the 4Q and full year 2010:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 9M10						2,132	547,131

AlphaVille 9M10						1,762	253,808

Tenda 9M10						6,101	455,736

Total 9M10						9,995	1,256,675
Gafisa 4Q10						591	189,567

Gafisa	Olimpic - Bosque da Saude	October - 10	October-2007	São Paulo - SP	100%	148	56,722
Gafisa	Solares de Vila Maria	November - 10	December-2007	São Paulo - SP	100%	100	37,942
Gafisa	Palm Ville	December - 10	April-2007	Salvador - BA	50%	56	30,211
Gafisa	Raizes Granja Viana	December - 10	May-2008	São Paulo - SP	50%	35	25,994
Gafisa	Secret Garden	December - 10	May-2007	Rio de Janeiro - RJ	100%	252	38,699
AlphaVille 4Q10
						388	74,810
Alphaville	Caruaru	November	Mar-09	Caruaru-PE	70%	172	21,881
Alphaville	Piracicaba (SP)	November	Nov-09	Piracicaba-SP	63%	216	52,929

Tenda 4Q10						1,920	171,441

Tenda	RESIDENCIAL JANGADEIRO LIFE - Fases I, II e III	October-10	March-2008	Guararapes - PE	100%	180	13,183
Tenda	RESIDENCIAL ATELIE LIFE - Fases I e II	October-10	June-2008	Recife - PE	100%	108	7,467
Tenda	RESIDENCIAL CIDADES DO MUNDO LIFE - Fases I	October-10	July-2008	Recife - PE	100%	144	10,000
Tenda	CITTÁ LAURO DE FREITAS	October-10	May-2008	Lauro de Freitas - BA	50%	152	16,813
Tenda	RESIDENCIAL PARQUE DO JATOBÁ	November-10	May-2007	Belo Horizonte - MG	100%	114	6,348
Tenda	FIT JARDIM BOTÂNICO I	November-10	June-2008	São Paulo - SP	55%	216	20,755
Tenda	FIT JARDIM BOTÂNICO II	November-10	June-2008	São Paulo - SP	55%	216	21,442
Tenda	RESIDENCIAL SANTA LUZIA LIFE I	November-10	November-2007	Santa Luzia - MG	100%	128	16,800
Tenda	RESIDENCIAL OSASCO LIFE	November-10	August-2007	Osasco - SP	100%	308	29,229
Tenda	FIT COQUEIRO II	November-10	June-2008	Belém-PA	100%	254	22,504
Tenda	FIGUEIREDO II - Fases 1A e 1B	December-10	June-2008	Porto Alegre - RS	100%	100	6,900

Total 4Q10						2,899	435,818

Total 2010						12,894	1,692,493

Land Bank

The Company’s land bank of approximately R$ 18.1 billion is composed of 177 different projects in 22 states, equivalent to more than 93 thousand units. In line with our strategy, 38.5% of our land bank was acquired through swaps – which require no cash obligations.

During the 4Q10 we recorded a gross increase of R$ 3.05 billion in the land bank, reflecting acquisitions that more than compensate for R$ 1.54 billion launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)
Gafisa	<= R$500K	4,495	42.6%	36.9%	5.8%	15,222
	> R$500K	3,751	35.1%	30.8%	4.3%	4,836
	Total	8,245	37.9%	33.0%	4.9%	20,059

AlphaVille	<= R$100K;	552	100.0%	0.0%	100.0%	6,973
	> R$100K; <= R$500K	4,648	96.9%	0.0%	96.9%	22,976
	> R$500K	23	0.0%	0.0%	0.0%	26
	Total	5,223	97.0%	0.0%	97.0%	29,975

Tenda	≤ R$130K	3,098	36.3%	36.3%	0.0%	33,646
	> R$130K ; < R$200K	1,488	49.9%	48.5%	1.4%	9,203
	Total	4,586	39.7%	39.1%	0.6%	42,849

Consolidated		18,054	38.5%	34.5%	4.0%	92,882

Number of projects/phases
Gafisa	52
AlphaVille	81
Tenda	44
Total	177

Table 10 - Landbank Changes (based on PSV)
Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP (4Q10)	7,810	4,735	4,006	16,551
4Q10 - Net Acquisitions	1,258.9	679.5	1,108.2	3,047
4Q10 - Launches	(823.4)	(192.0)	(527.7)	(1,543)
Land Bank - EoP (4Q10)	8,245	5,223	4,586	18,054

4Q10 - Revenues

On the strength of solid sales in the 4Q10 of  both newly launched projects and units from inventory as well as an accelerated pace of construction, the Company continued to recognize substantial net operating revenue for 4Q10, closing with R$ 928.6 million compared to R$ 897.5 million in the 4Q09, with Tenda contributing 38% of the consolidated full year revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		4Q10				4Q09
R$ 000		Sales	%Sales	Revenues	%Revenues	Sales	%Sales	Revenues	%Revenues
Gafisa	2010 launches	638,922	78%	144,491	25%	-	-	-	-
	2009 launches	56,244	7%	137,212	24%	504,794	75%	104,805	17%
	2008 launches	63,275	8%	190,278	33%	79,044	12%	138,549	22%
	≤ 2007 launches	56,562	0	101,448	18%	87,077	0	388,878	62%
	Total Gafisa	815,003	100%	573,428	100%	670,915	100%	632,232	100%

Tenda	Total Tenda	425,815	---	355,209	---	382,895	---	265,307	---

Total		1,240,818		928,637		1,053,810		897,540

4Q10 - Gross Profits

On a consolidated basis, gross profit for 4Q10 totaled R$ 278.2 million and R$ 1.1 billion for 2010, an increase of 23.6% over 2009. The gross margin for 4Q10 reached 30% (36.1% w/o capitalized interest).

In this quarter we had a non-recurring effect of taxes reconciliations (PIS/Cofins) of R$ 38.1 million, between revenues deductions and cost. Excluding this effect, our gross margin was in line with the previous quarter (32.0% w/o capitalized interest).

Table 12 - Capitalized interest
(R$000)		4Q10	4Q09	3Q10
Consolidated	Opening balance	115,323	96,511	101,897
	Capitalized interest	88,591	28,763	47,105
	Interest transfered to COGS	(57,370)	(33,707)	(33,680)
	Closing balance	146,544	91,568	115,323

4Q10 - Selling, General, and Administrative Expenses (SG&A)

In the fourth quarter 2010, SG&A expenses totaled R$ 141.1 million, 6% above the same period of 2009. When compared to 3Q10, SG&A increased from R$ 113.2 million to R$ 141.1 million. This was mainly due to an increase of selling expenses, which is in line with accelerated launches of new projects concentrated in the last quarter of 2010 as well as higher bonus expenses in the G&A.

When compared to 4Q09, the SG&A/Net Revenue ratio increased 32 bps and the SG&A/Sales ratio decreased 130 bps, also reflecting the gains in operating efficiency at Tenda and the synergy gains related to the merger of Tenda into Gafisa such as the integration of all the support and business development areas. With the reduction in launches during 2009, revenue growth will be less in 2011 when compared to the expected launch and sales growth amounts.  Due to this factor, we don’t expect further SG&A dilution during 2011, rather we expect it to maintain at similar annual SG&A ratios.

While we are in a comfortable level of SG&A/net revenues, we do foresee additional improvements in the long-term.

4Q10 - Other Operating Results

In 4Q10, our results reflected a negative impact of R$0.8 million, compared to R$ 13.9 million in 4Q09 mainly due to higher contingency provisions in the 4Q09.

Table 13 - Sales and G&A Expenses
(R$'000)		4Q10	4Q09	3Q10	2010	2009
Consolidated	Selling expenses	76,243	73,277	53,887	242,564	226,621
	G&A expenses	64,894	60,298	59,317	236,754	233,129
	SG&A	141,137	133,575	113,204	479,318	459,749
	Selling expenses / Launches	4.9%	7.3%	4.4%	5.4%	9.8%
	G&A expenses / Launches	4.2%	6.0%	4.8%	5.3%	10.1%
	SG&A / Launches	9.1%	13.4%	9.2%	10.7%	20.0%
	Selling expenses / Sales	6.1%	7.0%	5.3%	6.1%	7.0%
	G&A expenses / Sales	5.2%	5.7%	5.8%	5.9%	7.2%
	SG&A / Sales	11.4%	12.7%	11.1%	12.0%	14.2%
	Selling expenses / Net revenue	8.2%	8.2%	5.6%	6.5%	7.5%
	G&A expenses / Net revenue	7.0%	6.7%	6.2%	6.4%	7.7%
	SG&A / Net revenue	15.2%	14.9%	11.8%	12.9%	15.2%

4Q10 - Adjusted EBITDA

Our Adjusted EBITDA for the 4Q10 totaled R$ 197.8 million, 17.8% higher than the R$ 167.8 million for 4Q09, with a consolidated adjusted margin of 21.3%, compared to 18.7% in 4Q09.

For the 2H11 we continue to expect an improved EBITDA margin. However, given the delivery of  Tenda’s older-low margin projects, along with some of Gafisa’s lower margin projects (related to the learning curve of geographic diversification and certain Rio de Janeiro projects coming in over budget ) being delivered during the 1H11/beginning of 2H11, we expect a negative impact on our first half operating results. On the other hand, we expect to see Gafisa delivering normalized operating margins in the 2H11, after this delivery of lower-margin projects is completed (please check the “Outlook” section).

We adjusted our EBITDA for expenses associated with stock option plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		4Q10	4Q09	3Q10	2010	2009
Consolidated	Net Profit	137,363	47,607	116,600	416,050	101,740
	(+) Financial result	1,576	34,437	11,928	82,117	111,007
	(+) Income taxes	(16,133)	26,528	10,483	38,899	37,812
	(+) Depreciation and Amortization	6,492	10,004	8,305	33,816	34,170
	(+) Capitalized Interest Expenses	57,370	33,707	33,680	138,996	94,704
	(+) Minority shareholders and non
	recurring expenses	7,019	11,383	13,213	24,681	41,222
	(+) Stock option plan expenses	4,082	(634)	3,075	12,924	14,428
	(+) Provisions (1)	-	4,792	-	-	94,945
	Adjusted EBITDA	197,769	167,826	197,285	747,482	530,029
	Net Revenue	928,637	897,540	957,196	3,720,860	3,022,346
	Adjusted EBITDA margin	21.3%	18.7%	20.6%	20.1%	17.5%
(1) Non cash provisions

4Q10 - Depreciation and Amortization

Depreciation and amortization in the 4Q10 was R$ 6.5 million, a decrease of R$ 3.5 million when compared to the R$ 10.0 million recorded in 4Q09, and a decrease of R$ 1.8 million when compared to the previous quarter, mainly due to lower showroom amortizations.

4Q10 – Financial Result

Net financial expenses totaled R$ 28.4 million in 4Q10, compared to net financial expenses of R$ 57.6 million in 4Q09, mainly due to a higher amount of capitalized interest, related to capitalization of land investments.

4Q10 - Taxes

Income taxes, social contribution and deferred taxes for the 4Q10 amounted to a gain of R$ 16.1 million, compared to an expense of R$ 26.5 million in 4Q09. This result is due to optimization of tax planning that maximizes the reduction of tax liabilities, resulting in a reduction of net deferred tax accrued in the Company's balance sheet. Considering this, we reversed the excessive amount, which resulted in a positive 4Q10 deferred income tax provision of R$ 25.6 million. On the future, we expect income tax to represent approximately 2% of net revenue.

4Q10 - Adjusted Net Income

Net income in 4Q10 was R$ 137.4 million compared to R$ 47.6 million in the 4Q09 (already considering the IFRS impact over 2009 net income). However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 148.5 million, with an adjusted net margin of 16%, representing growth of 154% when compared to R$ 58.3 million in 4Q09, mostly due to the income tax reversal and higher capitalized interest.

4Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods was R$ 0.32/share in the 4Q10 compared to R$ 0.14/share in 4Q09, a 123.3% increase. Shares outstanding at the end of the period were 430.9 million (ex. Treasury shares) and 333.6 million in the 4Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.54 billion in 4Q10, R$ 474 million higher than in 4Q09. The consolidated margin in 4Q10 was 38.9%, 363 bps higher than in 4Q09 and 69 bps higher than 3Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while the impact of our older-lower margin projects are beginning to diminish.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		4Q10	4Q09	3Q10	4Q10 x 4Q09	4Q10 x 3Q10
Consolidated	Revenues to be recognized	3,963	3,025	3,429	31.0%	15.6%
	Costs to be recognized	-2,423	-1,959	-2,120	23.7%	14.3%
	Results to be recognized (REF)	1,540	1,066	1,309	44.5%	17.6%
	REF margin	38.9%	35.2%	38.2%	363 bps	69 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On December 31, 2010, cash and cash equivalents reached R$ 1.2 billion, in line with the 3Q10, and 16% lower than the R$ 1.4 billion recorded at the end of 4Q09, reflecting cash burn in the period plus debt amortization that more than compensated for the R$ 1.1 billion equity offering in 1Q10.

Accounts Receivable

At the end of 4Q10, total accounts receivable increased by 8% to R$ 9.4 billion, compared to R$ 8.7 billion in 3Q10, and increased 36% as compared to the R$ 6.9 billion balance in 4Q09, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		4Q10	4Q09	3Q10	4Q10 x 4Q09	4Q10 x 3Q10
Consolidated	Receivables from developments - ST	2,465.8	1,556.5	1,742.1	58%	42%
	Receivables from developments - LT	1,646.9	1,583.1	1,816.8	4%	-9%
	Receivables from PoC - ST	3,158.1	2,008.5	2,727.9	57%	16%
	Receivables from PoC - LT	2,113.3	1,768.2	2,411.3	20%	-12%
	Total	9,384.1	6,916.2	8,698.1	36%	8%
Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.3 billion in 4Q10, an increase of 25% when compared to the R$ 2.6 billion registered in the 4Q09. On a consolidated basis, our inventory is at a comfortable level of 10 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 12.7% by the end of the quarter, while 53% of the total inventory reflects units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)			4Q10	4Q09	3Q10	4Q10x4Q09	4Q10x3Q10
Consolidated	Land		837,510	732,238	750,771	14.4%	11.6%
	Units under construction		956,733	895,085	873,672	6.9%	9.5%
	Completed units		272,923	121,134	211,472	125.3%	29.1%
	Total		2,067,166	1,748,457	1,835,915	18.2%	12.6%

Table 18 - Inventories at market value
PSV - (R$000)			4Q10	4Q09	3Q10	4Q10x4Q09	4Q10x3Q10
Consolidated	2010 launches		1,899,788	-	1,350,729	0	41%
	2009 launches		316,129	892,875	332,836	-65%	-5%
	2008 launches		649,962	1,078,935	713,622	-40%	-9%
	2007 and earlier launches		429,556	658,664	540,142	-35%	-20%
Consolidated	Total		3,295,435	2,630,473	2,937,330	25.3%	12.2%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed		Finished units	Total
Gafisa	510,930	620,977	452,272	357,148		334,440	2,275,767
Tenda	395,363	219,315	227,764	93,490		83,737	1,019,668
Total	906,292	840,293	680,036	450,637		418,177	3,295,435

Liquidity

On December 31, 2010, Gafisa had a cash position of R$ 1.2 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.7 billion, resulting in a net debt and obligations of R$ 2.5 billion. The net debt and investor obligation to equity and minorities ratio was 65.3% compared to 55.6% in 3Q10, mainly due to the R$ 342 million cash burn in the fourth quarter (R$ 393 million net debt change minus R$ 50.7 million dividends payment). When excluding Project Finance, this ratio reached only 13.5% net debt/equity, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 4Q10 cash burn was mainly explained by the over R$ 790 million in expenditures in construction and development payments and R$ 79 million in land acquisition payments. We expect cash burn to continue to reduce, reaching approximately 70% Net Debt/Equity in the 1H11. During the 2H11, this ratio should start to diminish, following expected positive cash flow generation, and is expected to close the year with a Net Debt/Equity below 60% (please refer to “Outlook” section). With the expected positive cash flow for full year 2011, we will be able to deleverage the Company, which together with a greater use of the Associative Credit - requiring no working capital - for Tenda’s MCMV units, should contribute to our ability to meet our higher launch volume targets and, at the same time, reduce current leverage and keep it at a comfortable level going forward.

In 4Q10, the company increased project finance debt by R$ 138 million, reflecting our ability to finance ongoing projects. Total project finance now represents 55% of the total debt. Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.0 billion in signed contracts and R$ 802 million of contracts in process, giving us additional availability of R$ 1.0 billion.

We also have receivables (from units already delivered) of over R$ 200 million available for securitization. The following tables set forth information on our debt position as of December 31, 2010.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	4Q10	4Q09	3Q10	4Q10 x 4Q09	4Q10 x 3Q10
Debentures - FGTS (project finance)	1,211,304	1,206,981	1,238,486	0.4%	-2.2%
Debentures - Working Capital	668,627	711,396	527,482	-6.0%	26.8%
Project financing (SFH)	745,707	467,019	607,685	59.7%	22.7%
Working capital	664,471	736,736	553,490	-9.8%	20.1%
Total consolidated debt	3,290,109	3,122,132	2,927,143	5%	12%

Consolidated cash and availabilities	1,201,148	1,424,053	1,231,143	-16%	-2%
Investor Obligations	380,000	300,000	380,000	-	-
Net debt and investor obligations	2,468,961	1,998,079	2,076,000	24%	19%
Equity + Minority shareholders	3,783,668	2,384,181	3,731,570	59%	1%
(Net debt + Obligations) / (Equity + Minorities)	65.3%	83.8%	55.6%	-1855 bps	962 bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS Deb.)	13.5%	14%	6.2%	-6 bps	737 bps

Table 21 - Debt maturity per company
(R$ million)	Average Cost (p.a.)	Total	Until Dec/2011	Until Dec/2012	Until Dec/2013	Until Dec/2014	After Dec/2014
Debentures - FGTS (project finance)	(8.25% - 9.06%) + TR	1,211.3	15.4	150.0	596.7	449.2	-
Debentures - Working Capital	CDI + (1.5% - 1.95%)	668.6	11.1	122.6	125.8	109.5	299.6
Project financing (SFH)	(8.30% - 12%) + TR	745.7	548.3	156.8	40.6	-	-
Working capital	CDI + (1.30% - 4.20%)	664.5	249.6	88.4	79.3	247.2	-
sub-total consolidated debt	11.8%	3,290.1	824.4	517.7	842.5	805.9	299.6
Investor Obligations	CDI	380	-	127	127	127	-
Total consolidated debt		3,670.1	824.4	644.4	969.1	932.6	299.6
% Total			22%	18%	26%	25%	8%

Outlook 2010 vs Actual

In 2010, Gafisa achieved operating results within the previously stated guidance of launches (R$ 4.2 billion to R$ 4.6 billion) and an Adjusted EBITDA margin of 18.5% to 20.5%.

In full year 2010, Gafisa launches amounted to R$ 4.49 million, equivalent to 2% over of the mid-range of launch´s guidance. Gafisa also delivered a 20.1% EBITDA margin in 2010, well within the previously stated guidance range and 60 bps over the mid-range.

Launches (R$ million)		Guidance 2010	4Q10%		2010	%
Gafisa	Min.	4,200		37%		107%
(consolidated)	Average	4,400	1,543	35%	4,492	102%
	Max.	4,600		34%		98%

EBITDA Margin (%)		Guidance 2010	4Q10%		2010	%
Gafisa	Min.	18.5%		280 bps		160 bps
(consolidated)	Average	19.5%	21.3%	180 bps	20.1%	60 bps
	Max.	20.5%		80 bps		-40 bps

Outlook 2011

Our guidance for launches in 2011, of between R$ 5.0 billion and R$ 5.6 billion, reflects the expectation of an increased volume of business. With regard to profitability, we expect an adjusted EBTIDA margin for the full year of between 18% and 22%, with a first half figure of between 13% and 17%, compared to 20% to 24% for the second half of the year. This difference between the margins is due to: i) lower revenue resulting from fewer launches in 2009, compared to 2008 (2009: R$2.3 billion; 2008 R$4.2 billion), with lower recognition of revenue in respect of work in progress and ensuing impact on the diluting of fixed costs; ii) delivery of lower margin products by Tenda, due to a lack of standardization among the older products, and by Gafisa, due to cost reallocation associated with geographical expansion and projects in Rio de Janeiro; and iii) possible discounts on units that are ready but unsold, relating to launches in 2008 and earlier years.

Exceptionally, this year, Gafisa is providing guidance for its Net Debt/Net Equity ratio. We think it is important to provide this additional guidance for the market at this time, principally in view of the company’s favorable operational cash flow generation over the course of the year, which should be positive as of the second half of 2011. We expect that the company’s leverage will reach a peak of around 70% during the 1H11, followed by a positive cash flow in the 2H11 that will bring the Net Debt/Net Equity ratio down below 60% at the end of the year.

As previously mentioned, we have a negative impact from old Tenda’s projects being delivered during the first 1H11 and beginning of 3Q11, is the negative impact on our operating results mainly for the 1H11. The margins are lower, due to the resolving of pending issues in relation to certain projects (water and sewage connections, questions of infrastructure, etc.). Once this process has been completed, during the 1H11 and early 3Q11, we expect to see Gafisa returning normalized margins over the course of the 2H11.

Considering the aforementioned, the guidance figures for 2011 are as follows:

Guidance 2011	Launches (R$ million)	EBITDA Margin (%)	Net Debt/Equity (%) - EoP

Minimum	5,000	18.0%
Average	5,300	20.0%
Maximum	5,600	22.0%	< 60%

EBITDA Margin (%) Guidance 2011	1H11	2H11	2011
Minimum	13.0%	20.0%	18.0%
Average	15.0%	22.0%	20.0%
Maximum	17.0%	24.0%	22.0%

Subsequent Event

Gaifsa CEO Announces Intention to Depart by End of 2011

Wilson Amaral to Remain on the Board of Directors and Expected to Play a More Active Role in the Future

Gafisa announced today that as part of its management transition plan, Chief Executive Officer Wilson Amaral de Oliveira, 58, plans to retire from the company by the end of 2011.

Wilson Amaral has spent more than five years at Gafisa, taking it from a privately held company to one of the few fully public corporations in Brazil, and the only NYSE-listed Brazilian real estate company. Under his leadership, the Company increased its net revenue from R$ 457 million in 2005 to over R$3.7 billion in 2010. He will remain on the Board of Directors of Gafisa and will work with the Board to identify his successor and ensure a smooth transition.

Caio Racy Mattar, Chairman of Gafisa said, "On behalf of Gafisa's Board of Directors, we would like to thank Wilson for his invaluable leadership over the last five years in building a leading platform for growth and long-term success. He played a pivotal role in our transition to a public company.

We believe in our team and see a good future ahead, given that the company is operating in a very promising market that holds excellent prospect for the years to come, and that we are well placed to take advantage of the opportunities in all segments of the Brazilian residential market, due to our full and balanced platform."

Wilson said, "My five years as CEO of Gafisa have been both challenging and rewarding. Our team can be extremely proud of the accomplishments that we have achieved and I am confident that they will capitalize on the tremendous growth opportunity presented in the Brazilian homebuilding sector. I am committed to a smooth transition for the company and look forward to continuing in my role as an active member of the Board of Directors.”

An executive search firm will be hired to conduct a thorough evaluation of potential internal and external candidates to succeed Mr. Amaral that will remain at the head of the Executive Officers until the end of this process.

New Board Members

Gafisa also announced today that it intends to complement its Board of Directors with the appointment of three new members. This reflects the constant evolution of our corporate governance, adding to the team three more experienced independent members. The new members are:

- Henri Phillippe Reichstul, 62: Graduated in economics from the University of São Paulo (USP) and a post-graduate in economics at Oxford University’s Hertford College, Mr. Reichstul is a senior executive whose career includes both the public and private sector, as well as an extensive background as an independent board member. His professional background includes terms as CEO of Petrobras (1999 – 2001), Globopar (2002) and Brenco (2008 – 2010) and as a board member at the Pão de Açúcar Group, Vivo, TAM and Petrobras, among others. He is currently on the boards of companies such as Credit Agricole Group, Repsol YPF, Peugeot-Citroen do Brasil and Ashmore Energy International.

- Guilherme Affonso Ferreira, 59: Graduated in production engineering from the University of São Paulo (USP) a post-graduate in economics and politics at Macalester College, Mr. Ferreira is the CEO of Bahema Participações, an investment holding company that has been in the business for over 15 years, and has accumulated considerable experience as an independent board member at companies that have a history of success and are considered models of corporate governance. He has been on the board of several companies, including Unibanco, Submarino and B2W, and is currently on the boards of the Pão de Açúcar Group, Sul América, Eternit and Arezzo.

Leticia Costa, 51: Graduated in production engineering from the University of São Paulo (USP) and with an MBA from Cornell University, Leticia Costa has a career background in strategic consulting, having worked for 24 years at Booz Allen, first as senior consultant at their London office, then as vice-president and subsequently partner at their São Paulo office, and finally as president of Booz Allen Brasil. In 2010, Leticia Costa left Booz Allen and opened her own consulting firm – Prada Assessoria, and she is also on the boards of Localiza, Sadia and Technip.

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Patrícia Queiroz
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 /	Phone: +55 11 3147-7409
9242 / 9305	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: patricia.queiroz@maquina.inf.br
Website: www.gafisa.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The fourth quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December  31, 2009.

The following table sets projects launched during 2010:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 31/Dec/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	65%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	34%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	62%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	67%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	61%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	70%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	78%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	96%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	80%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	19%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	26%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	100%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	16%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	100%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	100%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	98%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	98%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	53%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	36%
Gafisa	CWB 34 - PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	62%
Gafisa	Vistta Laguna	July	Rio de Janeiro - RJ	80%	103	91,289	36%
Gafisa	GRAND PARK - GLEBA 05 - F4A	July	São Luis - MA	50%	37	8,890	89%
Gafisa	Barão de Teffé - Fase1	August	São Paulo - SP	100%	142	51,255	95%
Gafisa	Jardins da Barra Lote 3	August	São Paulo - SP	50%	111	32,707	99%
Gafisa	Luis Seraphico	September	São Paulo - SP	100%	233	140,911	46%
Gafisa	Smart Vila Mariana	September	São Paulo - SP	100%	74	39,173	100%
Gafisa	Barão de Teffé - Fase 2	September	Jundiai - SP	100%	124	46,364	83%
Gafisa	Parque Ecoville Fase 2A	September	Curitiba - PR	50%	101	34,713	17%
Gafisa	GRAND PARK - GLEBA 05 - F4B	September	São Luis - MA	50%	37	9,032	75%
Gafisa	Anauá	September	São Paulo - SP	80%	20	44,626	70%
Gafisa	Igloo	September	São Paulo - SP	80%	147	33,010	100%
Gafisa	Quadra C13 - direita - Jardim Goiás com outorga	October	Aracajú - SE	100%	111	38,237	9%
Gafisa	Lumière	October	Goiânia - GO	100%	25	40,388	4%
Gafisa	Pq Barueri Cond Clube F2B - Rouxinol	November	Barueri - SP	100%	171	46,213	37%
Gafisa	Weekend (Vitória Régia)	November	Santo André - SP	100%	37	62,949	44%
Gafisa	iGLOO	November	São Paulo - SP	50%	189	17,304	88%
Gafisa	GRAND PARK - GLEBA 05 - F4C	November	São Luis - MA	50%	45	9,011	28%
Gafisa	PA14 - SINDICATO - Fase 1	November	Belém - PA	80%	126	51,084	27%
Gafisa	Lorian Qd2A	December	Osasco - SP	100%	131	139,438	16%
Gafisa	Alta Vista - Fase 2	December	Maceio - AL	50%	118	5,364	4%
Gafisa	Euclides da Cunha 2	December	Santos - SP	100%	174	78,123	65%
Gafisa	Smart Perdizes	December	São Paulo - SP	100%	82	45,420	62%
Gafisa	BOM RETIRO F1	December	São Paulo - SP	100%	252	94,073	80%
Gafisa	BOM RETIRO F2	December	São Paulo - SP	100%	252	98,751	66%
Gafisa	Prime - Gleba 6 - F1	December	São Luiz - MA	50%	111	19,135	51%
Gafisa	Allegro	December	Natal - RN	85%	144	27,062	5%
Gafisa	Horizonte - Stake Aqcuisition	December	Belém - PA	20%	6	4,235	103%
Gafisa	Parc Paradiso - Stake Aqcuisition	December	Belém - PA	5%	16	6,325	97%
Gafisa	Reserva Ibiapaba - Stake Aqcuisition	December	Belém - PA	20%	53	13,226	97%
Gafisa	The Place - Stake Aqcuisition	December	Goiania - GO	20%	4	8,986	77%
Gafisa	Privilege - Stake Aqcuisition	December	Rio de Janeiro - RJ	20%	39	8,894	95%
Gafisa	Carpe Diem - Niterói - Stake Aqcuisition	December	Rio de Janeiro - RJ	20%	23	9,206	61%
Gafisa					5,124	2,155,323	57%

Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	91%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	51%
Alphaville	Alphaville Ribeirão Preto F2	May	Ribeirão Preto - SP	60%	182	54,381	22%
Alphaville	Alphaville Brasília	May	Brasília-DF	34%	170	73,974	85%
Alphaville	Alphaville Jacuhy F3	May	Vitória - ES	65%	168	56,336	23%
Alphaville	Brasília Terreneiro	May	Brasília-DF	13%	67	28,175	88%
Alphaville	Living Solutions	May	São Paulo - SP	100%	4	3,884	100%
Alphaville	Alphaville Teresina	September	Teresina - PI	79%	589	111,248	97%
Alphaville	Alphaville Belém 1	September	Belém - PA	73%	337	63,234	80%
Alphaville	Alphaville Belém 2	September	Belém - PA	72%	289	49,342	41%
Alphaville	Living Solutions Burle	November	São Paulo - SP	100%	1	923	100%
Alphaville	T.A Petrolina	November	Petroilna- PE	75%	366	47,424	96%
Alphaville Alphaville	Reserva T.A Foz do Porto Iguaçu Alegre II	December December	Foz Porto do Alegre Iguaçu - - RS PR	92% 74%	342 19	30,781 33,069	18%4% 22
Alphaville	Alphaville Porto Velho	December	Porto Velho - RO	76%	631	79,819	18%
Alphaville					3,607	740,592	62%

Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	87%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	93%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	99%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	93%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	99%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	94%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	75%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	80%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	90%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	100%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	62%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	54%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	75%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	89%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	72%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	71%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	98%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	81%
Tenda	Coronel Vieira Lote Menor (Cenário 2)	April	Rio de Janeiro - RJ	100%	158	16,647	97%
Tenda	Portal das Rosas	April	Osasco - SP	100%	132	12,957	100%
Tenda	Igara III	April	Canoas - RS	100%	240	23,601	21%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	62%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	31%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	54%
Tenda	Vale do Sol Life	May	Rio de Janeiro - RJ	100%	79	8,124	85%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	68%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	48%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	89%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	43%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	45%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	95%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	98%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	-1%
Tenda	Jd. Barra - Lote 4	September	São Paulo - SP	50%	150	20,010	100%
Tenda	Jd. Barra - Lote 5	September	São Paulo - SP	50%	112	14,533	100%
Tenda	Jd. Barra - Lote 6	September	São Paulo - SP	50%	112	14,590	100%
Tenda	ESTAÇÃO DO SOL TOWER - Fase 2	September	Jaboatão dos Guararapes - PE	100%	160	17,376	81%
Tenda	Assis Brasil Fit Boulevard	September	Porto Alegre - RS	70%	223	38,897	29%
Tenda	Cesário de Melo II - San Marino	September	Rio de Janeiro - RJ	100%	199	16,907	87%
Tenda	Parque Arvoredo - F1	September	Curitiba - PR	100%	360	71,256	80%
Tenda	GVA 10 a 14	September	Lauro de Freitas - BA	100%	559	52,149	56%
Tenda	Portal do Sol - Consolidado	September	Rio de Janeiro - RJ	100%	448	43,993	37%
Tenda	Flamboyant Fase 1	September	São José dos Campos - SP	100%	264	39,005	38%
Tenda	Assunção Fase 3	September	Belo Horizonte - MG	100%	158	20,880	89%
Tenda	Viver Itaquera (Agrimensor Sugaya)	September	São Paulo - SP	100%	199	24,359	28%
Tenda	Estudo Firenze Life	September	Sete Lagoas - MG	100%	240	23,281	100%
Tenda	Villagio Carioca - Cel Lote Maior	September	Rio de Janeiro - RJ	100%	237	27,279	46%
Tenda	ICOARACI - Stake Acquisition	September	Belém - PA	10%	29	5,008	62%
Tenda	FIT COQUEIRO I - Stake Acquisition	September	Belém - PA	100%	60	5,599	100%
Tenda	FIT COQUEIRO II - Stake Acquisition	September	Belém - PA	100%	48	4,501	7%
Tenda	FIT MIRANTE DO PARQUE - Stake Acquisition	September	Belém - PA	30%	126	20,507	100%
Tenda	MIRANTE DO LAGO - Stake Acquisition	September	Ananindeua - PA	15%	20	3,156	100%
Tenda	Alta Vista	September	São Paulo - SP	100%	160	17,869	84%
Tenda	Estudo Bosque dos Pinheiros	November	Belo Horizonte - MG	100%	118	15,203	77%
Tenda	Cassol F2a	November	Curitiba - PR	100%	180	37,441	58%
Tenda	Araçagy - F1	November	Paço do Lumiar - MA	50%	186	23,580	92%
Tenda	Vista Club (Estrada de Itapecerica)	December	São Paulo - SP	100%	157	21,494	43%
Tenda	Estudo PORTO BELLO	December	Santa Luzia - MG	100%	256	27,258	40%
Tenda	Vivendas do Sol	December	Feira de Santana - BA	100%	400	29,679	3%
Tenda	Colubandê Life	December	Rio de Janeiro - RJ	100%	160	16,562	26%
Tenda	Mirante do Lago F3	December	Belem - PA	100%	180	35,181	4%
Tenda	Estudo Residencial Germânia Life F1	December	São Leopoldo - RS	100%	340	34,753	12%
Tenda	Estudo Arpoador	December	Juiz de Fora - MG	100%	218	26,246	48%
Tenda	Jardins do Horto	December	Santos - SP	100%	328	43,878	40%
Tenda	São Matheus II	December	Rio de Janeiro - RJ	100%	160	15,723	40%
Tenda	Estudo Ananindeua	December	Ananindeua - PA	80%	432	39,473	10%
Tenda	FELICITÁ F1	December	Betim - MG	100%	126	20,989	69%
Tenda	FELICITÁ F2	December	Betim - MG	100%	126	20,557	77%
Tenda	FELICITÁ F3	December	Betim - MG	100%	126	20,944	13%
Tenda	Estudo Vila Atlântico	December	Salvador - BA	100%	128	14,296	47%
Tenda	Araçagy - F2	December	Paço do Lumiar - MA	50%	140	18,338	92%
Tenda	Guaianazes Life	December	São Paulo - SP	100%	168	19,047	30%
Tenda	Vivai - Stake Aqcuisition	December	Campos de Goytacazes - RJ	100%	64	7,871	86%
Tenda	Mirante do Lago F2 - Stake Acquisition	December	Ananindeua - PA	15%	105	16,536	59%
Tenda	MIRANTE DO LAGO - Stake Acquisition	December	Ananindeua - PA	15%	105	10,820	91%
Tenda	ICOARACI - Stake Acquisition	December	Belém PA	10%	29	5,008	62%
Tenda	FIT MIRANTE DO PARQUE - Stake Acquisition	December	Belém PA	10%	42	6,836	100%
Tenda					13,502	1,595,919	62%
Total					22,233	4,491,835	59%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the fourth quarter ended on December 31, 2010.

Company	Project	Construction status			%Sold		Revenues recognized (R$ '000)
		4Q10	3Q10	4Q10		3Q10	4Q10	3Q10
Gafisa	PQ BARUERI COND - FASE 1	94%	82%	74%		70%	19,772	13,991
Gafisa	ALEGRIA FASE 1	69%	57%	84%		68%	13,989	7,706
Gafisa	BOM RETIRO F1	18%	0%	80%		0%	13,578	-
Gafisa	iGLOO	42%	0%	93%		0%	12,117	-
Gafisa	LAGUNA DI MARE - FASE 2	78%	60%	82%		78%	11,371	9,426
Gafisa	Luis Seraphico	17%	0%	46%		0%	11,112	-
Gafisa	SUPREMO	95%	89%	100%		100%	11,022	18,675
Gafisa	BOM RETIRO F2	18%	0%	66%		0%	10,994	-
Gafisa	Smart Perdizes	36%	0%	62%		0%	10,456	-
Gafisa	TERRAÇAS TATUAPE	96%	84%	96%		88%	9,979	10,079
Gafisa	Mansão Imperial - Fase 2b	65%	54%	61%		50%	8,748	6,427
Gafisa	IT STYLE - FASE 1	53%	51%	91%		87%	8,717	6,136
Gafisa	Chácara Santana	90%	81%	99%		96%	8,589	10,031
Gafisa	ECOLIVE	94%	75%	99%		99%	8,514	7,554
Gafisa	Details	87%	79%	96%		86%	8,201	4,530
Gafisa	Supremo Ipiranga	57%	47%	99%		91%	7,531	7,459
Gafisa	BRINK	100%	89%	95%		93%	7,047	9,139
Gafisa	ACQUA RESIDENCIAL	100%	96%	76%		71%	6,815	1,456
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	98%	94%	75%		72%	6,759	22,056
Gafisa	Reserva do Bosque - Lauro Sodré - Phase 2	68%	55%	89%		84%	6,367	8,725
Gafisa	GRAND VALLEY NITERÓI - FASE 1	79%	71%	92%		89%	6,365	6,141
Gafisa	PENÍNSULA FIT	100%	100%	99%		93%	6,189	(373)
Gafisa	Magno	56%	48%	0%		93%	6,017	2,796
Gafisa	Alegria - Fase2A	69%	55%	87%		83%	5,526	7,556
Gafisa	Mansão Imperial - F1	67%	57%	78%		80%	5,487	5,973
Gafisa	Vila Nova São José - F1a	84%	74%	78%		77%	5,452	6,965
Gafisa	RIV. PONTA NEGRA ED. NICE	99%	99%	78%		63%	5,095	451
Gafisa	VISION BROOKLIN	50%	46%	97%		97%	4,878	6,934
Gafisa	RESERVA STA CECILIA	88%	71%	30%		28%	4,782	4,858
Gafisa	LONDON GREEN	100%	100%	45%		100%	4,678	11,481
Gafisa	Gafisa Corporate - Jardim Paulista	79%	74%	97%		100%	4,581	8,141
Gafisa	London Ville Avenida Copacabana - Barueri	31%	24%	62%		50%	4,535	2,295
Gafisa	VP AGRIAS	100%	100%	99%		96%	4,366	1,863
Gafisa	Others						142,782	282,367
	Total Gafisa						412,412	490,835

Alphaville	TERESINA	21%	5%	97%		96%	17,059	4,006
Alphaville	RIBEIRÃO PRETO	41%	24%	93%		93%	16,486	8,614
Alphaville	PIRACICABA	88%	63%	94%		94%	13,369	2,844
Alphaville	BRASÍLIA	39%	22%	87%		86%	10,019	9,353
Alphaville	RIO COSTA DO SOL	70%	53%	67%		60%	9,494	6,849
Alphaville	PORTO ALEGRE	30%	22%	87%		86%	8,693	10,786
Alphaville	MANAUS	100%	100%	99%		99%	8,495	10,811
Alphaville	NOVA ESPLANADA	92%	70%	87%		86%	8,472	1,849
Alphaville	TERRAS ALPHA FOZ	81%	45%	89%		82%	7,615	3,633
Alphaville	Others	0%	0%	0%		0%	61,313	55,779
	Total AUSA						161,016	114,523

	Total Tenda						355,209	351,838

	Consolidated Total						928,637	957,197

Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2009.

R$ 000	4Q10	4Q09	3Q10	4Q10 x 4Q09	4Q10 x 3Q10
Gross Operating Revenue	1,058,567	930,411	1,028,530	13.8%	2.9%
Real Estate Development and Sales	1,062,182	912,764	1,022,095	16.4%	3.9%
Construction and Services Rendered	(3,615)	17,647	6,435	-120.5%	-156.2%
Deductions	(129,930)	(32,871)	(71,334)	295.3%	82.1%
Net Operating Revenue	928,637	897,540	957,196	3.5%	-3.0%
Operating Costs	(650,402)	(620,122)	(681,275)	4.9%	-4.5%
Gross profit	278,235	277,418	275,921	0.3%	0.8%
Operating Expenses
Selling Expenses	(76,243)	(73,277)	(53,887)	4.0%	41.5%
General and Administrative Expenses	(64,894)	(60,298)	(59,317)	7.6%	9.4%
Other Operating Revenues / Expenses	(781)	(13,884)	(2,205)	-94.4%	-64.6%
Depreciation and Amortization	(6,492)	(10,004)	(8,305)	-35.1%	-21.8%
Operating results	129,825	119,955	152,207	8.2%	-14.7%
Financial Income	26,810	23,167	36,417	15.7%	-26.4%
Financial Expenses	(28,387)	(57,604)	(56,431)	-50.7%	-49.7%
Incom e Before Taxes on Income	128,248	85,518	132,193	50.0%	-3.0%
Deferred Taxes	25,608	(22,040)	(823)	-216.2%	-3211.5%
Income Tax and Social Contribution	(9,474)	(4,488)	(9,661)	111.1%	-1.9%
Incom e After Taxes on Income	144,382	58,990	121,709	144.8%	18.6%
Minority Shareholders	(7,019)	(11,383)	(5,109)	-38.3%	37.4%
Net Income	137,363	47,607	116,600	188.5%	17.8%

Net Income Per Share (R$)	0.31877	0.14273	0.27059	123.3%	17.8%

Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2009.

R$ 000	2010	2009	2010 x 2009
Gross Operating Revenue	4,029,834	3,144,880	28.1%
Real Estate Development and Sales	4,005,545	3,096,881	29.3%
Construction and Services Rendered	24,289	47,999	-49.4%
Deductions	(308,974)	(122,534)	152.2%
Net Operating Revenue	3,720,860	3,022,346	23.1%
Operating Costs	(2,634,556)	(2,143,762)	22.9%
Gross profit	1,086,304	878,584	23.6%
Operating Expenses
Selling Expenses	(242,564)	(226,621)	7.0%
General and Administrative Expenses	(236,754)	(233,129)	1.6%
Other Operating Revenues / Expenses	(12,173)	(92,884)	-86.9%
Depreciation and Amortization	(33,816)	(34,170)	-1.0%
Operating results	560,997	291,780	92.3%
Financial Income	128,085	129,566	-1.1%
Financial Expenses	(210,203)	(240,572)	-12.6%
Incom e Before Taxes on Income	478,879	180,774	164.9%
Deferred Taxes	(2,041)	(17,665)	-88.4%
Income Tax and Social Contribution	(36,858)	(20,147)	82.9%
Income After Taxes on Income	439,980	142,962	207.8%
Minority Shareholders	(23,930)	(41,222)	-41.9%
Net Income	416,050	101,740	308.9%

Net Income Per Share (R$)	0.96551	0.30502	216.5%

Consolidated Balance Sheet

	4Q10	4Q09	3Q10	4Q10 x 4Q09	4Q10 x 3Q10
ASSETS
Current Assets
Cash and cash equivalents	256,382	292,940	259,396	-12.5%	-1.2%
Restricted cash in guarantee to loans and resctricted
credits	944,766	1,131,113	971,747	-16.5%	-2.8%
Receivables from clients	3,158,074	2,008,464	2,727,930	57.2%	15.8%
Properties for sale	1,568,986	1,332,374	1,447,266	17.8%	8.4%
Other accounts receivable	178,305	108,791	155,795	63.9%	14.4%
Deferred selling expenses	2,482	6,633	38,028	-62.6%	-93.5%
Prepaid expenses	18,734	12,133	16,423	54.4%	14.1%
	6,127,729	4,892,448	5,616,585	25.2%	9.1%
Long-term Assets
Receivables from clients	2,113,314	1,768,182	2,411,275	19.5%	-12.4%
Properties for sale	498,180	416,083	388,649	19.7%	28.2%
Deferred taxes	337,804	281,288	367,788	20.1%	-8.2%
Other	181,721	117,546	252,324	54.6%	-28.0%
	3,131,019	2,583,099	3,420,036	21.2%	-8.5%

Property, plant and equipment	80,852	56,476	63,825	43.2%	26.7%
Intangible assets	209,954	204,686	209,687	2.6%	0.1%
	290,806	261,162	273,512	11.4%	6.3%

Total Assets	9,549,554	7,736,709	9,310,133	23.4%	2.6%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	797,903	678,312	789,331	17.6%	1.1%
Debentures	26,532	122,377	214,561	-78.3%	-87.6%
Obligations for purchase of land and advances from
clients	420,199	475,409	460,470	-11.6%	-8.7%
Materials and service suppliers	190,461	194,331	292,444	-2.0%	-34.9%
Taxes and contributions	243,050	177,392	234,394	37.0%	3.7%
Taxes, payroll charges and profit sharing	72,153	61,320	69,594	17.7%	3.7%
Provision for contingencies	14,155	11,266	8,001	25.6%	76.9%
Dividends	102,767	54,279	52,287	89.3%	96.5%
Other	149,952	205,657	171,417	-27.1%	-12.5%
	2,017,172	1,980,343	2,292,499	1.9%	-12.0%
Long-term Liabilities
Loans and financings	612,275	525,443	371,843	16.5%	64.7%
Debentures	1,853,399	1,796,000	1,551,407	3.2%	19.5%
Obligations for purchase of land	177,860	146,401	177,412	21.5%	0.3%
Deferred taxes	424,409	376,550	483,373	12.7%	-12.2%
Provision for contingencies	124,537	110,073	126,327	13.1%	-1.4%
Other	556,233	417,718	575,702	33.2%	-3.4%
	3,748,713	3,372,185	3,286,064	11.2%	14.1%

Shareholders' Equity
Capital	2,729,198	1,627,275	2,729,187	67.7%	0.0%
Treasury shares	(1,731)	(1,731)	(1,731)	0.0%	0.0%
Capital reserves	295,879	318,439	251,489	-7.1%	17.7%
Revenue reserves	698,889	381,651	422,373	83.1%	65.5%
Retained earnings/accumulated losses	0	0	278,687	0.0%	-100.0%
Minority Shareholders	61,434	58,547	51,565	4.9%	19.1%
	3,783,669	2,384,181	3,731,570	58.7%	1.4%

Liabilities and Shareholders' Equity	9,549,554	7,736,709	9,310,133	23.4%	2.6%

Consolidated Cash Flows

	FY10	FY09
Income Before Taxes on Income	478,879	180,774

Expenses (income) not affecting w orking capital
Depreciation and amortization	33,816	34,170
Expense on stock option plan	12,924	14,427
Unrealized interest and charges, net	217,626	171,326
Disposal of fixed asset	-	5,251
Warranty provision	14,869	7,908
Provision for contingencies	31,044	63,975
Profit sharing provision	36,612	28,237
Allow ance (reversal) for doubtful debts	1,076	(974)

Decrease (increase) in assets
Clients	(1,495,818)	(1,657,128)
Properties for sale	(318,709)	280,519
Other receivables	(133,689)	56,565
Deferred selling expenses and prepaid expenses	(2,450)	15,133

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	(23,751)	(38,881)
Taxes and contributions	65,658	25,010
Trade accounts payable	(3,870)	81,431
Salaries, payroll charges	(25,779)	3,390
Other accounts payable	14,958	36,783

Cash used in operating activities	(1,096,604)	(692,084)

Investing activities

Purchase of property and equipment and deferred charges	(63,460)	(45,109)
Securities inflow	(1,871,140)	(1,731,411)
Securities outflow	2,057,488	1,014,356
Cash used in investing activities	122,888	(762,164)

Financing activities

Capital increase	1,101,923	9,736
Follow on expenses	(50,410)	-
Alienação ações em tesouraria	-	82,045
Contributions from venture partners	80,000	-
Increase in loans and financing	1,138,232	2,259,663
Repayment of loans and financing	(1,187,881)	(860,978)
Assignment of credit receivables, net	(33,918)	860
Proceeds from subscription of redeemable equity interest in securitization	(23,238)	41,308
Cessão de Crédito Imobiliário - CCI	-	69,316
Dividends paid	(50,692)	(26,058)
Taxes paid	(36,858)	(20,147)
Net cash provided by financing activities	937,158	1,555,745

Net increase (decrease) in cash and cash equivalents	(36,558)	101,497

Cash and cash equivalents

At the beggining of the period	292,940	191,443
At the end of the period	256,382	292,940

Net increase (decrease) in cash and cash equivalents	(36,558)	101,497

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer